Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FIRST QUARTER 2015 RESULTS

Vancouver, B.C., May 12, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT: EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended March 31, 2015.

For the quarter ended March 31, 2015, the Company incurred a net loss of US$560,678 (US$0.00 per share) compared to a net loss of US$1,279,985 (US$0.01 per share) for the quarter ended March 31, 2014.

As at March 31, 2015, the Company had working capital of US$29,409,210, including cash of US$29,564,669.

The lower operating expenditures for the quarter ended March 31, 2015, compared to the same period last year, resulted from several factors including lower general and administrative expense and higher foreign exchange gains.

SELECTED FINANCIAL INFORMATION

	As at March 31, 2015 (US$)	As at March 31, 2014 (US$)
Working capital (1)	29,409,210	43,278,927
Total assets	71,698,495	92,784,050
Total long term liabilities (2)	40,683,596	48,818,885
(1)	Working Capital is defined as Current Assets less Current Liabilities
(2)	Long term liabilities includes US$31,563,511 of deferred revenue related to a deposit on a metal credit delivering obligation

The Company’s Interim Financial Statements and accompanying management’s discussion and analysis (“MD&A”) for the quarter ended March 31, 2015 and its Annual Information Form for the year ended December 31, 2014 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada and recently completed a pre-feasibility level drill program.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com